UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements

On February 21, 2025, Chijet Motor Company, Inc. (the “Company”) entered into a stock purchase agreement (the “Agreement”) with Too Express Group Inc., a Delaware corporation engaged in the delivery and transportation business (“Too Express”) and each of the holders of Too Express’s outstanding capital shares (collectively, the “Sellers”) to acquire an aggregate of 80% of the equity interests in Too Express. The purchase price will be paid in the form of 23,255,814 Class A ordinary shares of the Company, the value of which the parties agreed to be $40,000,000, or $1.72 per share, reflecting the 20-day average closing price of the Company’s Class A ordinary shares prior to the date of the Agreement. Pursuant to the Agreement, the Company may continue to conduct due diligence and may terminate the Agreement at any time prior to March 6, 2025 if the results of such pre-closing due diligence are not to the Company’s satisfaction. Unless the Agreement is terminated as permitted thereunder, the transaction is expected to close in the first half of 2025, subject to customary closing conditions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, the form of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer